NO ACT

PE 5-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

08045192

May 15, 2008

Act 1934
Section
Rule 14d-7(a)(1)
Public Availability May 15, 2008

Via Facsimile (212) 715-8085 and U.S. Mail

Received SEC
MAY 15 2008
Washington, D.C. 20549

Richard H. Gliden
Kramer Levin Neftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

Re: Cash tender offer by Elron Electronics Industries Ltd. for ordinary shares of Given Imaging Ltd.

Dear Mr. Gliden:

We are responding to your letter dated May 14, 2008 to the attention of Michele Anderson and Christina Chalk, as supplemented by conversations with the staff. We attach a copy of your letter to avoid having to repeat or summarize the facts you present there. Defined terms we use here have the same meaning as in your letter of May 14, 2008, unless otherwise noted.

You request exemptive and no-action relief on behalf of the Bidder so that it may extend the period of its tender offer to include an additional offering period of four calendar days, during which withdrawal rights will not be available, as mandated by applicable Israeli law, and to permit Bidder to pay for all securities tendered in the Offer within four U.S. business days of the termination of the additional offering period. Based on your oral and written representations and the facts presented in your letter of May 14, 2008, the Securities and Exchange Commission hereby grants an exemption from the provisions of Rule 14d-7(a)(1) under the Exchange Act. The exemption from Rule 14d-7(a)(1) of the Exchange Act permits Bidder to eliminate withdrawal rights before the end of the Offer, during the additional offering period of no more than four calendar days, as mandated by Israeli law.

In addition, based on the representations in your letter dated May 14, 2008, as supplemented by telephone conversations with the staff, the staff of the Division of Corporation Finance will not recommend enforcement action under Rule 14e-1(c) under the Exchange Act. This no-action position under Rule 14e-1(c) permits Bidder to pay for securities tendered in the Offer within four U.S. business days after the termination of the additional offering period.

In adopting the no-action position and granting the exemptive relief described above, we note that:

- except for the relief provided here, the Offer will be conducted in accordance with the Exchange Act and all applicable rules promulgated thereunder;

- the Offer structure, and in particular the additional offering period, are required under the provisions of the Israeli Companies Law, from which no exemptive relief is available for this Offer;

- the initial offering period during which withdrawal rights will be provided will be open for at least 20 U.S. business days;

- all conditions to the Offer will be satisfied or waived before commencement of the additional offering period;

- if Bidder waives an offer condition, the Offer will be extended and withdrawal rights will be provided, to the extent required under U.S. rules;

- Bidder intends to conduct a single offer and extend the Offer immediately following completion of the initial offering period to provide for an additional offering period; and

- four U.S. business days represents the Bidder's best estimate of the minimum time period necessary to pay for securities tendered in this Offer, under the facts and circumstances present here.

The foregoing exemption and no-action position is based solely on the representations and the facts presented in your May 14, 2008 letter, as supplemented by telephone conversations with the Commission staff. The relief provided above is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if there is a change in any of the facts or representations set forth in your letter.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Michele Anderson

Michele Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

KRAMER LEVIN NAFTALIS & FRANKEL LLP

May 14, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michelle Anderson
Christina E. Chalk

Re: Request for exemptive relief from the provisions of Rule 14d-7(a)(1) and no-action relief under the provisions of Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

We are submitting this request for exemptive and no-action relief on behalf of our client, Elron Electronic Industries Ltd., a company organized under the laws of the State of Israel (the "Bidder"). The Bidder intends to commence a tender offer (the "Offer") to purchase ordinary shares, par value NIS 0.05 per share (the "Ordinary Shares"), of Given Imaging Ltd. (the "Company"), so as to increase its ownership percentage in the Company from approximately 27.4%[1] to approximately 32.4%, or, when taken together with the Ordinary Shares beneficially owned by Discount Investment Corporation Ltd., a 48.6% shareholder of the Bidder (the "Bidder's Direct Parent") and IDB Holding Corporation Ltd., the indirect majority shareholder of Bidder's Direct Parent (the "Bidder's Indirect Parent", together with the Bidder's Direct Parent, the "Bidder's Parents"), from approximately 43.5% to approximately 48.5%[2] (the exact

1 All ownership percentages used throughout this letter, unless otherwise indicated herein, are based on 29,241,785 issued and outstanding Ordinary Shares as of March 31, 2008, based on the Company's Annual Report on Form 20-F filed on March 31, 2008 (the "Company's Form 20-F"). Ownership percentage of the Bidder represents 5,340,070 Ordinary Shares owned by the Bidder and 2,662,110 Ordinary Shares owned by RDC Rafael Development Corporation Ltd. ("RDC"), an indirect 50.1% subsidiary of Bidder.

2 Based on the Company's Form 20-F filed with the Commission on March 31, 2008, the Bidder's Direct Parent beneficially owned 4,719,528 Ordinary Shares (excluding any shares directly owned by the Bidder and RDC). Based on the Company's Form 20-F, the Bidder's Indirect Parent beneficially owned 3,100 Ordinary Shares (excluding any shares beneficially owned by the Bidder and the Bidder's Direct Parent) held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH") (entities controlled by Bidder's Indirect Parent) for their own account. Any reference to shares owned by the Bidder and the Bidder's Parents does not include 277,114 Ordinary Shares held for members of the public through mutual funds,

KL2 2553054.1 1177 AVENUE OF THE AMERICAS NEW YORK NY 10036-2714 PHONE 212.715.9100 FAX 212.715.8000 WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE 75008 PARIS FRANCE

number of Ordinary Shares sought to be purchased in the Offer will be determined immediately prior to the commencement of the Offer and will be disclosed in the offer to purchase relating thereto). The Bidder hereby requests that the Securities and Exchange Commission (the "Commission") grant exemptive relief from the provisions of Rule 14d-7(a)(1) ("Rule 14d-7(a)(1)") and no-action relief from the provisions of Rule 14e-1(c) ("Rule 14e- 1(c)"), in each case, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), set forth herein to allow the Bidder to extend its tender offer and conduct a four-calendar day additional offering period as mandated by applicable Israeli law.

I Background

A. The Parties

The Company

The Company is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. The Company is incorporated under the laws of the State of Israel and is headquartered in Israel. The Company develops, manufactures and markets innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract. It pioneered capsule endoscopy, a proprietary approach to visual examination of the gastrointestinal tract through the use of a miniaturized video camera contained in a ingestible disposable capsule. The Company's principal product, which incorporates its core technology, is the Given System, a proprietary wireless imaging system that uses its disposable video capsules.

The Ordinary Shares are traded under the ticker symbol "GIVN" in the United States on the Nasdaq Global Market and in Israel on the Tel Aviv Stock Exchange (the "TASE"). In the United States, the Ordinary Shares were registered with the Commission pursuant to Section 12(b) of the Exchange Act. Based on a report dated April 8, 2008 (the "Report") provided by the American Stock Transfer & Trust Company, the Company's stock transfer agent (the "Transfer Agent"), 29,252,785 Ordinary Shares were issued and outstanding as of April 8, 2008. Approximately 18,643,084 (63.7%) of the issued and outstanding Ordinary Shares were held by shareholders of record with addresses in the United States as of such date (based on the information in the Report); however, such percentage does not accurately represent the number of non-U.S. beneficial owners of Ordinary Shares, nor does it accurately represent the residences of such beneficial owners, since most Ordinary Shares are held of record by brokers or other nominees with addresses in the United States (including Cede & Co., which held approximately 18,524,640, or 63.3%, of the issued and outstanding Ordinary Shares as of such date).

On May 12, 2008, the Company's last reported sale price on the Nasdaq Global Market was $16.16 and, on May 12, 2008, the Company's last reported sale price on the TASE was NIS 57.11 ($16.55 based on a representative exchange rate of NIS 3.45 per U.S. dollar on

provident funds, pension funds, exchange traded funds and insurance policies which are managed by companies controlled by CIEH, which disclaims beneficial ownership of these shares.

May 12, 2008).

The Bidder

The Bidder, also a "foreign private issuer," is incorporated under the laws of Israel, headquartered in Israel and listed in both the United States on the Nasdaq Global Select Market and in Israel on the TASE under the ticker symbol "ELRN". The Bidder's address is 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv 67023, Israel, and its telephone number in Israel is 972-3-607-5555. The Bidder is a high technology holding company that operates through subsidiaries and affiliated companies referred to as its group companies. Founded in 1962, the Bidder has been a major force in the development of Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. The Bidder's group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information and communications technology, clean technology and semiconductors.

The Bidder is a 48.6% owned subsidiary of the Bidder's Direct Parent, a holding company organized under the laws of the State of Israel, whose shares are listed on the TASE under the symbol "DISI." The Bidder's Direct Parent is an indirect majority-owned subsidiary of the Bidder's Indirect Parent, a holding company organized under the laws of the State of Israel, whose shares are listed on the TASE under the symbol "IDBH." Based on the Company's Form 20-F, the Bidder beneficially owns (together with RDC) an aggregate of 8,002,180 Ordinary Shares as of December 31, 2007, which represented approximately 27.4% of the issued and outstanding Ordinary Shares or, when taken together with the Ordinary Shares beneficially owned by the Bidder's Parents, an aggregate of 12,724,808 Ordinary Shares, which represented approximately 43.5% of the issued and outstanding Ordinary Shares.[3]

The Bidder has received a letter from DIC notifying the Bidder that DIC does not intend to tender the Shares it holds in the Offer. The Bidder also received substantively identical letters from Arie Mientkavich, Bidder's Chairman, and Doron Birger, Bidder's President and Chief Executive Officer, who both serve as directors of the Company.

The Company's Shareholders

In the manner described below, the Bidder has attempted to determine the maximum percentage of the Company's beneficial shareholders who are U.S. holders (as defined in Instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the Exchange Act (the "Instruction")) and the percentage of the Company's beneficial shareholders who are non-U.S. holders. Based on general information received to date from, among others, the Company, the Transfer Agent and the TASE, the Bidder estimates that U.S. holders beneficially own a

[3] See the Company's Form 20-F, and Schedule 13D/A filed by the Bidder, Bidder's Parents and affiliated companies with the Commission on June 4, 2007, for additional information.

maximum of approximately 52% of the issued and outstanding Ordinary Shares and non-U.S. holders beneficially own the remaining approximately 48%, in each case, excluding Ordinary Shares held by the Bidder, the Bidder's Parents and AllianceBernstein L.P.[4,5] It should be noted that a substantial number of Ordinary Shares are held of record by brokers and other nominees located in the United States who did not, in response to the NOBO request, disclose the addresses of customers for whom they hold Ordinary Shares. As a result, pursuant to the Instruction, the Bidder was required to assume that such Ordinary Shares are beneficially owned by customers residing in the United States notwithstanding its belief that a portion of such Ordinary Shares are likely held for the account of non-U.S. holders. As such, subject to the relief requested herein, the Bidder intends to comply with applicable U.S. law.

B. Applicable Israeli Law

Since the Company is organized under the laws of the State of Israel and its Ordinary Shares are traded on the TASE, the Bidder's transactions in the Ordinary Shares are governed by the Israeli Companies Law, 5759-1999 (as amended, the "Israeli Companies Law"), the Israeli Securities Law, 5728-1968 (as amended, the "Israeli Securities Law") and the Israeli Securities Regulations (Tender Offer), 5760-2000 (the "Israeli Securities Regulations"). The Israeli Companies Law primarily specifies requirements for matters such as corporate formation, corporate governance and related substantive matters. The Israeli Securities Law and the Israeli Securities Regulations primarily provide the disclosure requirements for public companies that are subject to their provisions.

Section 328(a) of the Israeli Companies Law specifies, *inter alia,* that a purchase of the shares of a public company may not be made other than by means of a tender offer in accordance with Part VIII, Chapter 2 of the Israeli Companies Law ("Special Tender Offer") if:

- the result of the purchase would be that the purchaser will own more than 45% of the voting power of the company (in general, when computing the ownership percentage of the purchaser, the holdings of the purchaser's affiliates are aggregated); and

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4 Based on a Schedule 13G/A filed on February 14, 2008 and according to the Company's Form 20-F, AllianceBernstein L.P. ("Alliance") owned 3,231,223 Ordinary Shares. Based on information contained in the Schedule 13G/A, Alliance is a subsidiary of AXA Financial, Inc. AXA Financial, Inc. is a parent holding company with respect to the holdings of Alliance. According to the Schedule 13G/A, Alliance operates under independent management and makes independent decisions. AXA Financial, Inc. is controlled by AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle (collectively, the "Mutuelles AXA"), as a group. Based on information contained in the Schedule 13G/A, the majority of the shares reported in such schedule are held for investment purposes on behalf of client accounts unaffiliated with the reporting entities. The address of Alliance is 1345 Avenue of the Americas, New York, NY 10105. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, NY 10104. Each of the Mutuelles AXA, as a group, expressly disclaims beneficial ownership of any securities owned by Alliance in the Schedule 13G/A filing.

5 According to the Company's Form 20-F, the Bidder believes that there are no other beneficial owners of Ordinary Shares holding 10% or more of the issued and outstanding Ordinary Shares.

- no other person owns in excess of 45% of the voting power of the company.

If the Offer consummated, the Bidder's ownership percentage of the Company's voting power would, when taken together with the Ordinary Shares beneficially owned by the Bidder's Parents, increase from approximately 43.5% to approximately 48.5%. Therefore, the Bidder is required to conduct a Special Tender Offer pursuant to the requirements and proceedings set forth under Israeli law. Once a purchase is made pursuant to a Special Tender Offer that results in a purchaser acquiring over 45% of the voting power of a company, it is not required to conduct a Special Tender Offer to further increase its ownership thereafter, and thus may acquire additional shares in the open market (although a purchaser is again required to conduct a tender offer under Israeli law if it desires to increase its ownership above 90%). As a result of the foregoing, the Bidder determined to conduct the Offer for an aggregate number of Ordinary Shares such that it (together with the Bidder's Parents) would beneficially own, following the completion of the Offer, a number of Ordinary Shares representing more than 45% of the Company's voting power, so as not to be subject to the Special Tender Offer requirements following the Offer.

Based on the Israeli Companies Law, the Israeli Securities Law and the Israeli Securities Regulations, a Special Tender Offer must meet specified conditions which are applicable to all of the Company's shareholders, wherever located, including the following:

- the Special Tender Offer must be made available to all of the Company's shareholders under Section 331(a) of the Israeli Companies Law and Section 5(a) of the Israeli Securities Regulations;

- the Special Tender Offer must result in a purchase of shares representing no less than five percent (5%) of the voting power of the Company under Section 332 of the Israeli Companies Law;

- the offer to, and its acceptance by, each of the Company's shareholders must be identical under Section 5(b) of the Israeli Securities Regulations;

- the payment of the purchase price must be secured by a guarantee issued by the Bidder to a member of the TASE (the "TASE Member") to the satisfaction of the TASE Member under Section 5(d) of the Israeli Securities Regulations, who in turn is required to guarantee such payment under Section 5(e) of the Israeli Securities Regulations;

- as a condition to the completion of the Special Tender Offer, the aggregate number of shares tendered in the Special Tender Offer must exceed the number of shares represented by objections to the Special Tender Offer (under Israeli law, shareholders may accept the offer, not respond to the offer or object to the offer) under Section 331(b) of the Israeli Companies Law;[6] and

- upon satisfaction (or, subject to applicable law, waiver by the Bidder) of all of the conditions to the Special Tender Offer, the Special Tender Offer is deemed completed and the Bidder is irrevocably required to purchase the shares tendered during the initial offer period (subject to proration as described below), except that the Bidder must provide a four-calendar day additional offering period, without withdrawal rights for shares tendered during the initial offering period, but otherwise in compliance with the Exchange Act and the Rules promulgated thereunder (including any requirement to extend the offering period such as upon a waiver of a material offer condition), to allow all other shareholders who have not tendered their shares an opportunity to tender in accordance with Section 331(d) of the Israeli Companies Law and Sections 5(i)(1) and 7(b) of the Israeli Securities Regulations. Upon completion of the four-calendar day additional offering period, the Special Tender Offer is completed and the Bidder must purchase all of (i) the shares tendered (and not properly withdrawn) prior to the completion of the initial offering period and (ii) the shares tendered prior to the completion of the four-calendar day additional offering period, subject to proration,[7] if applicable, based on the maximum number of shares sought in the Special Tender Offer.

The Bidder is attempting to structure the Offer in the United States and Israel such that it complies with the requirements of the Exchange Act as well as the requirements of the Israeli Companies Law, the Israeli Securities Law and the Israeli Securities Regulations. The Bidder's Israeli counsel has approached the Israel Securities Authority (the "ISA") to apply for exemptions from certain aspects of the Israeli Securities Law to enable the Offer to be conducted simultaneously in the United States and Israel. The ISA was asked to grant relief in a number of areas, including that the Offer be conducted as a unified tender offer in both the United States and Israel and that the Bidder will be permitted to distribute an English language offer to purchase in both the United States and Israel in the manner described in Section C "Proposed Offer Structure" below. Based on prior experience, Israeli counsel believes that the ISA will grant these exemptions. We, on behalf of the Bidder, have consulted with the Staff of the Commission's Office of Mergers and Acquisitions.

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6 Pursuant to Section 331(c) of the Israeli Companies Law, in making this calculation, shares held by (i) the controlling shareholder of the Bidder, (ii) any party holding 25% or more of the voting power of the Company, including the Bidder, (iii) anyone acting on behalf of any of the foregoing or on behalf of the Bidder, and (iv) respective family members (as listed in the Israeli Companies Law) of any of the foregoing or corporations under the control of any of the foregoing, are generally excluded.

7 The proration factor, if any, is calculated by dividing (x) the maximum number of shares that the Bidder is offering to purchase, by (y) the aggregate number of shares validly tendered (and not properly withdrawn during the initial offering period) in the Special Tender Offer by the end of both the initial offering period and the additional offering period.

C. Proposed Offer Structure

The Bidder proposes to offer to purchase an aggregate of 5.0% of the issued and outstanding Ordinary Shares that it and the Bidder's Parents do not already beneficially own in a tender offer to be conducted in both the United States and Israel. The Offer would be conditioned on there being a number of Ordinary Shares tendered representing no less than five percent (5%) of the voting power of the Company, such that the Bidder (together with the Bidder's Parents), following the completion of the Offer, would beneficially own no less than an aggregate number of Ordinary Shares representing approximately 48.5% of the issued and outstanding Ordinary Shares. If a number of Ordinary Shares are tendered such that, if accepted for payment, the Bidder would purchase more than the Ordinary Shares sought in the Offer, the Bidder would purchase a *pro rata* number of Ordinary Shares from all tendering shareholders.

The Offer would be open for an initial offering period of not less than 20 U.S. business days (and, pursuant to Israeli law, not less than 21 calendar days). Under Israeli law, if the applicable conditions to a Special Tender Offer have been satisfied at the completion of the initial offering period, the shareholders who have not yet responded to the Offer and/or who have objected to the Offer must be provided a four-calendar day additional offering period during which they may tender their Ordinary Shares. By 9:00 a.m. Eastern time on the U.S. business day following completion of the initial offering period, the Bidder would announce to the shareholders (i) the results of the initial offering period, including whether or not the conditions to the Offer have been satisfied and the approximate number and percentage of Ordinary Shares tendered to date and (ii) if the conditions to the Offer have been satisfied, that it is extending the offering period following the completion of the initial offering period for a four-calendar day additional offering period. There would be no withdrawal rights during such four-calendar day additional offering period for Ordinary Shares previously tendered in the Offer. The Bidder would disclose in the offer to purchase that there would be an extension of the initial offering period to provide for an additional offering period of four calendar days following the completion of the initial offering period. The Bidder would pay for Ordinary Shares that are tendered in the initial offering period and the additional offering period promptly following the expiration of the additional offering period, subject to proration, if any. Such proration would be determined promptly following the expiration of the additional offering period. This information would be prominently disclosed in the offer to purchase distributed to the Company's shareholders. Because of the potential effects of the application of a proration factor based on the combined results of the Offer during the initial offering period and the additional offering period, payments cannot be made for shares tendered during the initial offering period until the results of the additional offering period are available.

Prior to the commencement of the Offer, the Bidder would engage a TASE Member to act as escrow agent and if requested by the TASE Member, would deposit cash in an escrow account in an amount sufficient to pay for the Ordinary Shares assuming the maximum number of Ordinary Shares tendered for is tendered. Promptly following the completion of the additional offering period, the Bidder would determine the appropriate proration factor, if any. The escrow agent would, promptly following this determination, pay the Israeli and U.S.

depositaries for the Ordinary Shares tendered and accepted by the Bidder without further involvement by the Bidder, with such depositaries to make appropriate payments to tendering shareholders. We have been advised by the Bidder's Israeli counsel, that under Israeli law, the Bidder would be required to make payments to shareholders who have tendered their Ordinary Shares in the Offer promptly following the expiration of the four-calendar day additional offering period. While the practice in Israel for Special Tender Offers for shares of Israeli public companies listed on the TASE is to make payments to Israeli shareholders who have tendered their shares in such Special Tender Offer on the first Israeli business day following the expiration of the four-calendar day additional offering period, such schedule would not be feasible in the Offer, primarily due to the procedures required in the United States for calculating the number of Ordinary Shares tendered and facilitating the payment through the U.S. depositary. Based on the experience of the Bidder's Israeli counsel, primarily due to proration and Israeli withholding tax issues, the Bidder estimates that the minimum period to which the Bidder can commit that shareholders (both in Israel and the U.S.) would be paid would be within four U.S. business days following the expiration of the additional offering period.

As described above, subject to the exemptive and no-action relief requested herein, it is intended that the Offer will be structured as a single offer made in both the United States and in Israel. The Offer would be made in the United States and in Israel pursuant to an English language offer to purchase. The consideration offered, and all other terms of the Offer, would be identical for all holders of Ordinary Shares.

II Withdrawal Rights and Prompt Payment

A. Conflict Between U.S. Law and Israeli Law

Israeli law

We have been advised by the Bidder's Israeli counsel under Section 331(d) of the Israeli Companies Law and the Israeli Securities Regulations, if a Special Tender Offer has been accepted (*i.e.*, all the conditions to such Special Tender Offer, including the minimum condition, have been satisfied) at the end of the initial offering period, a bidder is required to publicly announce, by 10:00 a.m. Israel time on the following Israeli business day (i) the results of the initial offering period and (ii) that all of the shareholders that have not responded to the Special Tender Offer or have objected to the Special Tender Offer will be provided with a four-calendar day additional offering period (counted from the end of the initial offering period) during which they may tender their shares. In accordance with the prevailing interpretation of Section 331(d) and pursuant to the provisions of the Israeli Securities Regulations, during the four-calendar day additional offering period, no withdrawal rights are applicable to shares previously tendered. Further, once a bidder has announced at the end of the initial offering period that the Special Tender Offer has been accepted, no further conditions to the Special Tender Offer apply and such bidder becomes irrevocably bound to purchase, subject to proration, the shares tendered in the Special Tender Offer (*i.e.*, by the end of both the initial offering period and the four-calendar day additional offering period). The purpose of this requirement under Israeli law is to provide shareholders with additional protection. It appears that the Israeli legislature's rationale in mandating this additional offering period was to address the so-called "prisoner's dilemma" by allowing the shareholders the opportunity to wait and see if the Special Tender Offer is indeed accepted *(i.e.,* all of the conditions to the Special Tender Offer have been satisfied) and only then decide whether to tender their shares. It also enables shareholders who initially objected to the Special Tender Offer during the initial offering period to tender their shares during the additional offering period once it is clear that the Special Tender Offer will be successfully completed. If withdrawal rights were to be permitted, withdrawals during the additional offering period of shares previously tendered could cause the minimum condition to become unsatisfied (despite previously having been satisfied upon the completion of the initial offering period). In the experience of the Bidder's Israeli counsel, all Special Tender Offers subject to the Israeli Securities Regulations are structured without withdrawal rights during the four-calendar day additional offering period with respect to shares previously tendered.

We have also been informed by the Bidder's Israeli counsel that under the Israeli Companies Law, the Minister of Justice may adopt regulations, including regulations which provide general exemptions from provisions of the Israeli Companies Law. The Israeli Companies Law does not, however, grant the Minister of Justice or any other governmental body the authority to grant exemptive relief on a case-by-case basis. While the Minister of Justice has adopted certain regulations under the Israeli Companies Law, none of them are applicable to the Offer.

The foregoing differs from the Israeli Securities Law and the regulations promulgated thereunder. The Israeli Securities Law empowers the ISA or its Chairman to grant exemptions and other relief with respect to disclosure matters relating to tender offers and the related offering materials, but not with respect to the provisions of the Israeli Companies Law. Accordingly, there is no Israeli regulatory body or other governmental body that has statutory authority to grant such exemptions on a case-by-case basis.

U.S. law

Extension of Offering Period. Pursuant to Rule 14d-7(a)(1) under the Exchange Act, a bidder is required to permit securities tendered pursuant to an offer to be withdrawn at any time during the period such tender offer remains open.

In order to permit the Bidder to conduct the four-calendar day additional offering period in accordance with Israeli law, the Bidder must extend the offering period following the completion of the initial offering period for a four-calendar day additional offering period. In accordance with the prevailing interpretation of Section 331(d) of the Israeli Companies Law and pursuant to the provisions of the Israeli Securities Regulations, during such four-calendar day additional offering period, no withdrawal rights are available to such holders who have previously tendered their shares during the initial offering period. Accordingly, the Bidder is requesting an exemption from the provisions of Rule 14d-7(a)(1) in order to permit the Bidder to extend the offering period following the completion of the initial offering period by the four-calendar day additional offering period as required by Israeli law without offering withdrawal rights during such four-calendar day additional offering period to shareholders who have previously tendered their Ordinary Shares in the Offer.

Subject to the relief requested herein, the extension of the initial offering period to provide for the four-calendar day additional offering period will constitute an extension of the initial offering period and not a separate tender offer in respect of which a new offering period with a minimum duration of 20 U.S. business days must be provided in accordance with Rule 14e-1(a) under the Exchange Act.

Prompt Payment. Pursuant to Rule 14e-1(c) under the Exchange Act, a bidder making a tender offer is required to pay the consideration offered promptly after the termination of the offer. As explained above, as a result of the requirement of Israeli law to provide the four-calendar day additional offering period, the Bidder expects the proration, if any, to be determined, and the payment for the tendered Ordinary Shares to be made, within no more than four U.S. business days following the completion of the additional offering period. The Bidder is requesting no-action relief from the provisions of Rule 14e-1(c) to the extent that the above contemplated payment schedule does not satisfy the requirement of prompt payment. In seeking this relief, we note that (i) if requested by the TASE member, an amount sufficient to pay for the maximum number of shares tendered for in the Offer will be deposited in an escrow account with a TASE Member, and (ii) the payment for the shares validly tendered in the Offer will be made as promptly as practical following the expiration of the additional offering period, subject to proration, taking account of the applicable Israeli law and payment practices in Israel and the United States

B. <u>Importance of Requested Relief to the Bidder</u>

Requiring a four-calendar day additional offering period without withdrawal rights for shares previously tendered, is a critical protective feature provided to shareholders under Israeli law, for which no Israeli exemptive relief is available under the Israeli Companies Law. In order for the Bidder to purchase any Ordinary Shares in a transaction that may result in the Bidder (together with the Bidder's Parents) owning more than 45% of the Company's voting power, the Bidder must conduct a tender offer that complies with this requirement. Based on the above, there is a direct conflict between the requirements of Israeli law and the requirements of U.S. law. Without obtaining the exemptive and no-action relief requested herein, conducting the Offer in a manner that would allow withdrawal rights during the four-calendar day additional offering period for shares previously tendered in the Offer (as would otherwise be required by U.S. law) may run afoul of Israeli law.

C. <u>Granting of Requested Relief will not Compromise Protection of U.S. Shareholders</u>

The additional offering period under Israeli law is designed to provide additional protection to shareholders. Shareholders would be afforded the right to wait and see if all conditions to the Offer have been satisfied prior to tendering their Ordinary Shares or to seek to defeat the Special Tender Offer by objecting to the Offer during the initial offering period with the knowledge that they will be able to tender during the additional offering period if the Offer is nonetheless successful. The Bidder would disclose its intention to extend the initial offering period by disclosing its intention to provide an additional offering period in the offer to purchase related to the Offer. U.S. holders of the Ordinary Shares who are concerned about tendering their Ordinary Shares in a manner that will leave them without withdrawal rights during any part of the Offer can wait until the initial offering period has ended before tendering their Ordinary Shares in the additional offering period.

As described above, (i) if requested by the TASE Member, the Bidder will deposit an amount sufficient to pay the maximum number of Ordinary Shares tendered for in the Offer (subject to proration) in an escrow account with a TASE Member, (ii) once the Bidder has announced at the end of the initial offering period that the Offer has been accepted, no further conditions to the Offer apply and the Bidder becomes irrevocably bound to purchase, subject to proration, the Ordinary Shares tendered in the Offer, and (iii) the offer price for Ordinary Shares that are validly tendered (subject to proration) will be paid as soon as practicable following the four-calendar day additional offering period without further involvement from the Bidder. Such payment procedures, coupled with the irrevocability of the Offer following its acceptance at the end of the initial offering period, ensure that the Bidder will not be able to capitalize at the expense of the Company's shareholders on market information that becomes available following the completion of the initial offering period. Because all of the conditions to the Offer are irrevocably satisfied prior to the commencement of the additional offering period, the Bidder is not able to exercise any discretion that would allow it to shift the economic risk of ownership of the Ordinary Shares (by either waiving conditions or deeming conditions to not be fulfilled) to shareholders who may have tendered their the Ordinary Shares in the Offer.

Further, we submit that the direct conflict between Israeli law and U.S. law is not otherwise resolvable absent a grant of the requested relief from the Commission. As discussed above, no Israeli regulatory body or other governmental body has statutory authority to grant exemptive relief on a case-by-case basis from the requirement of the Israeli Companies Law to provide the four-calendar day additional offering period without withdrawal rights.

In light of the foregoing, we believe that the relief requested herein is consistent with the guidance contained in the Commission's release: Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Securities Act Release No. 33-7759 (October 26, 1999) (the "Cross-Border Release").[8] The Cross-Border Release provides that "[w]hen U.S. ownership is greater than 40 percent, the staff will consider relief on a case-by-case basis only when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction. Any relief would be limited to what is necessary to accommodate conflicts between the regulatory schemes and practices."[9] As described above, a direct conflict between

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8 *See* fn 41 to the Cross-Border Release and accompanying text.

9 Fn 41 to the Cross-Border Release.

U.S. and Israeli law does exist and the relief sought is limited to what is necessary to accommodate conflicts between the U.S. and Israeli regulatory schemes and practices.

We also believe that the requested relief under Rule 14d-7(a)(1) is consistent with the relief granted in a number of instances by the Commission with respect to an additional offering period (without withdrawal rights) that was conducted in connection with a third party tender offer following the time that such tender offer became irrevocable as to acceptance of shares tendered in such offer[10], including prior relief granted by the Commission with respect to the same conflict between U.S. and Israeli law described herein.[11] The relief hereby requested was granted by the Commission under substantively identical facts in a no-action/exemptive relief letter issued on March 3, 2008 to Clal Industries and Investments Ltd.

In addition to the foregoing and to the intent behind the Israeli Special Tender Offer statutory provisions being to provide additional protection to shareholders, compliance with such procedure also arguably further benefits U.S. holders in the form of additional disclosure and processes as, but for the Israeli requirement to conduct the transaction by means of Special Tender Offer, the Bidder, were the Company a U.S. company, would likely be able to effect the ownership increase contemplated by the Offer by means of open market purchases or a block purchase, without being subject to the disclosure and process requirements of a formal tender offer.

III Requested Exemptive and No-Action Relief

Based on the foregoing, the Bidder respectfully requests exemptive relief for the Offer from Rule 14d-7(a)(1) – which requires that any person who has deposited securities

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10 *See, e.g.*, Re: Exchange offer by Barclays PLC for all outstanding Shares and ADSs of ABN AMRO Holding N.V. (dated August 7, 2007); Re: Tender offer for ABN AMRO Holding NV by The Royal Bank of Scotland Group plc, Banco Santander Central Hispano, S.A., Fortis SA/NV and Fortis N.V. (dated July 23, 2007); Re: Enel Energy Europe Societá a Responbsibilitá Limitata and Acciona, S.A. offer for Endesa, S.A. (dated July 3, 2007); Re: E.ON Aktiengesellschaft's ("E.ON") offer for Endesa, S.A. ("Endesa") (dated December 6, 2006); Re: Offer by the Bayer Entities for all ordinary shares of Schering AG SEC File No. 5-59757 (dated April 28, 2006); Re: Tender Offer by Madison Dearborn Partners, LLC for Jefferson Smurfit Group PLC (dated July 9, 2002); Re: Amerada Hess Corporation Offer for Shares and ADSs of LASMO plc (dated December 13, 2000); Order of Exemption In the Matter of Global TeleSystems Group, Inc. Offer to Purchase the Ordinary Shares and American Depositary Shares of Esprit Telecom Group plc (dated February 2, 1999; Exchange Act Release No. 34-41013, International Series Release No. 1181); and Order of Exemption In the Matter of Bell Cablemedia Plc ("BCM") Offer to Purchase all outstanding shares of Videotron Holdings Plc; and Newco (a subsidiary of Cable & Wireless Public Limited Company) Offer to Purchase, respectively, all outstanding Ordinary Shares and ADSs of BCM, and all outstanding stapled units of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. (dated December 9, 1996; Exchange Act Release No. 34-38030, International Series Release No. 1035).

11 *See* Re: Offer by Discount Investment Corporation Ltd. for ordinary shares of Elron Electronic Industries Ltd. (dated June 14, 2004). *See also* Re: Issuer Tender Offer by Scitex Corporation Ltd. (dated May 14, 2004), which addressed the same conflict between U.S. and Israeli law in the context of an issuer tender offer, seeking exemptive relief from Rule 13e-4(f)(2)(i) under the Exchange Act.

pursuant to a tender offer will have the right to withdraw any such securities during the period such offer remains open – and no action relief for the Offer from Rule 14e-1(c) – which requires that a bidder making a tender offer is required to pay the consideration offered promptly after the termination of the offer – to allow the Bidder to conduct a four-calendar day additional offering period following the completion of the initial offering period during which no withdrawal rights will be available and to pay for Ordinary Shares tendered during the initial offering period and additional offering period, subject to proration if any, within four U.S. business days of the expiration of the additional offering period.

Please note that the factual representations and conclusions in this letter, as well as the representations as to Israeli law, regulation and practice contained herein, have been provided to us by other parties and we have not undertaken any independent investigation of these matters. The representations in this letter as to Israeli law, regulation and practice applicable to the Offer are based upon discussions with Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., outside Israeli counsel to the Bidder. We have attached a letter from such firm confirming their view as to the accuracy and completeness of this information.

In light of the Bidder's short timetable, we respectfully request that the Commission issue the requested exemptive and no-action relief as soon as practicable. If you require any further information or have any questions or comments with respect to this matter, please call me at (212) 715-9486 or my partner John Bessonette at (212) 715-9182. If for any reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

Sincerely,

Richard H. Gilden

GKH LAW OFFICES Gross • Kleinhendler • Hodak Halevy • Greenberg & Co.

Tel Aviv, May 14, 2008
Our ref: 3138/5003

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michelle Anderson

Re: Request for Exemptive and No-Action Relief - Letter dated May 14, 2008

Ladies and Gentlemen:

We refer to the letter, dated May 14, 2008 (the "Letter"), from Richard H. Gilden, a partner of the firm Kramer Levin Naftalis & Frankel LLP ("Kramer Levin"), writing to you on behalf of our client, Elron Electronic Industries Ltd., a company organized under the laws of the State of Israel (the "Bidder"), with respect to the tender offer described therein (the "Offer").

In the Letter, the Bidder requested that the Staff grant exemptive and no-action relief to the Bidder from certain provisions of Rule 14d-7(a)(1) and Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended. The Letter also made reference to discussions held between Kramer Levin and Israeli counsel to the Bidder regarding Israeli law relating to the Offer (the "Discussions").

At your request, we confirm that we are acting as Israeli counsel to the Bidder in connection with the Offer and confirm that the descriptions of the Discussions in the Letter and the descriptions of Israeli law, regulation and practice relating to the Offer described in the Letter are accurate and complete.

We are members of the Bar of the State of Israel and, in rendering this letter, we do not pass (expressly or by implication) on the laws of any jurisdiction other than the State of Israel. This letter is limited to matters of Israeli law, regulation and practice related to the Offer.

Sincerely,

Eytan Greenberg, Adv. Dr. Shachar Hadar, Adv.

Tel Aviv Office
One Azrieli Center, Round Building
Tel Aviv 67021, Israel
Tel: 972-3-607.4444
Fax: 972-3-607.4422
law@gkh-law.com www.gkhlaw.com

Jerusalem Office
1 Shmuel Ha'Nagid Street 4th Floor
Jerusalem 94592, Israel
Tel: 972-2-623.2683
Fax: 972-2623.6082

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